FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of:          FEBRUARY 2006

Commission File Number:    000-50422

                                AMADOR GOLD CORP.
--------------------------------------------------------------------------------
             (Exact Name of Registrant, as Specified in its Charter)


          16493-26TH AVENUE, SURREY, BRITISH COLUMBIA, CANADA, V3S 9W9
--------------------------------------------------------------------------------
                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F |X|              Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes       |_|              No        |X|

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):
82-____________


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


                                TABLE OF CONTENTS

Document 1                 News Release dated February 23, 2006
Document 2                 Material Change Report dated February 23, 2006
Document 3                 News Release dated February 28, 2006
Document 4                 Material Change Report dated February 28, 2006

                                                                      DOCUMENT 1

                                AMADOR GOLD CORP.
       711-675 WEST HASTINGS STREET, VANCOUVER, BC V6B 1N2 (604) 685-2222

FOR IMMEDIATE RELEASE                                         www.amadorgold.com
FEBRUARY 23, 2005                                                      TSXV: AGX

                            WILLET PROPERTY ACQUIRED

AMADOR GOLD CORP. (TSXV: AGX) is pleased to announce, subject to regulatory approval, the acquisition of a 100% interest in the Willet Property, located in Willet Township, Ontario. Consideration for the Property consists of $30,000, 200,000 shares and a work commitment of $75,000 all over a period of three years. There is a 2% net smelter return payable, of which half may be purchased for $1,000,000.

The Willet Property consists of 640 acres and is underlain by Nippising Diabase and the Lorrain Formation. Located on the Property is the Lucky Godfrey Mine which has a shaft to 102 feet with a level at 100 feet with 300 feet of drifting. The mine shipped one car load of silver ore in 1910. The Property has two vein systems ranging from 1 to 3 feet wide and is prospective for silver-cobalt and for diamonds as it is located just west of the Montreal River Fault. The Company plans prospecting, mapping and geophysics for the Property during the summer of 2006.

ON BEHALF OF THE BOARD


/S/ RICHARD W. HUGHES
------------------------------
Richard W. Hughes
President

FURTHER    INFORMATION   CAN   BE   FOUND   ON   THE   COMPANY'S    WEBSITE   AT
www.amadorgoldcorp.com

  The TSX-Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

                                                                      DOCUMENT 2
                             MATERIAL CHANGE REPORT

TO:               British Columbia Securities Commission
                  Alberta Securities Commission

ITEM 1.           NAME AND ADDRESS OF COMPANY

                  Amador Gold Corp.
                  711 - 675 West Hastings Street
                  Vancouver, British Columbia
                  V6B 1N2

ITEM 2.           DATE OF MATERIAL CHANGE:

                  February 23, 2006

ITEM 3.           NEWS RELEASE

                  The  press   release  was  issued  on  February  23,  2006  in
                  Vancouver, Canada.

ITEM 4.           SUMMARY OF MATERIAL CHANGE

                  The Company announced the acquisition of the Willet Property.

ITEM. 5           FULL DESCRIPTION OF MATERIAL CHANGE

                  The Company announced the acquisition of a 100% interest in the Willet Property, located in Willet Township, Ontario. Consideration for the Property consists of $30,000, 200,000 shares and a work commitment of $75,000 all over a period of three years. There is a 2% net smelter return payable, of which half may be purchased for $1,000,000.

                  The Willet Property consists of 640 acres and is underlain by Nippising Diabase and the Lorrain Formation. Located on the Property is the Lucky Godfrey Mine which has a shaft to 102 feet with a level at 100 feet with 300 feet of drifting. The mine shipped one car load of silver ore in 1910. The Property has two vein systems ranging from 1 to 3 feet wide and is prospective for silver-cobalt and for diamonds as it is located just west of the Montreal River Fault. The Company plans prospecting, mapping and geophysics for the Property during the summer of 2006.

ITEM 6.           RELIANCE ON  SUBSECTION  7.1(2) OR (3) OF NATIONAL  INSTRUMENT
                  51-102

                  Not   applicable.   This  report  is  not  being  filed  on  a
                  confidential basis.

ITEM 7.           OMITTED INFORMATION

                  Not applicable.

ITEM 8.           EXECUTIVE OFFICER

                  Richard Hughes
                  President
                  Telephone:        (604) 685-2222

ITEM 9.           DATE OF REPORT

                  Dated  at  Vancouver,   British  Columbia  this  23rd  day  of
                  February, 2006.

                                                                      DOCUMENT 3

                                AMADOR GOLD CORP.
       711-675 WEST HASTINGS STREET, VANCOUVER, BC V6B 1N2 (604) 685-2222

FOR IMMEDIATE RELEASE                                     www.amadorgoldcorp.com
FEBRUARY 28, 2006                                                      TSXV: AGX

                            HORWOOD PROPERTY ACQUIRED

AMADOR GOLD CORP. (TSXV: AGX) is pleased to announce it has assembled a large land package of over 10,920 acres in the Horwood Lake area of Ontario, approximately 30 miles southwest of Timmins, by optioning from various vendors the following 4 properties, Horwood Gold, Horwood Gold 2, Labbe and Ross-Windsor properties. These properties cover the main part of the Horwood Lake peninsula. Their amalgamation as the "Horwood Property" represents the first time the area will be explored systematically by one company.

Consideration consists of the following:

         HORWOOD GOLD - $50,000 payable over two years, 200,000 shares payable over two years and a 3% net smelter return, of which two-thirds may be purchased for $1,000,000;

         HORWOOD GOLD 2 - $6,000 payable immediately and a 2% net smelter return, of which half may be purchased for $500,000;

         LABBE - $30,000 payable over two years, 200,000 shares payable over two years and a 3% net smelter return, of which two-thirds may be purchased for $1,000,000; and

         ROSS WINDSOR - $35,000 payable over three years, 175,000 shares payable over three years, a work commitment of $20,000 over three years and a 3% net smelter return, of which two-thirds may be purchased for $1,000,000.

The Horwood Property possesses significant exploration potential to host economic gold mineralization within both altered carbonate-silica-pyrite rich zones in porphyritic phases of the Horwood Peninsula Pluton (HPP), and quartz veins located close to the HPP in footwall mafic volcanic flows. Drilling within the HPP by past operators suggests that gold mineralization may be linked to bleached mineralized quartz carbonate veins. The actual orientations of the vein systems have yet to be defined or thoroughly investigated. Such is the case for the Labbe occurrence where 3 seperate mineralized pyritic zones occur within quartz carbonate vein stockworks hosted by sheared bleached and silicified granodiorite. (a recent grab sample of the Labbe #3 occurrence returned a value of 10.30 g/t Au).

In 1995, drilling by Haddington Resources Ltd. to the north of the Labbe occurence intersected a 2.65 m zone containing semi-massive bands and blebs of copper and zinc sulphide mineralization in altered mafic to intermediate metavolcanics hosting feldspar porphyry dikes. A vertical drill hole testing the up-dip projection of an earlier drill intersection of 0.042 oz/t Au over 1.0 meter intersected 0.34 oz/t Au over 1.45 meters. A Mise A La Masse survey suggests that the gold/sulphide zone trends in an easterly direction parallel to the local metavolcanic stratigraphy for at least 220 meters and the strike extensions have yet to be drill tested. Two grab samples taken from a trench near these drill holes returned values of 3.33 g/t Au and 3.02 g/t Au. These occurrences suggest that gold mineralization occurs within a variety of environments that are structurally controlled.

Amador plans to first compile all historical data, then outline existing and new mineralized zones through mapping, geophysics, geochemistry and surface sampling for follow-up by trenching or drilling.

ON BEHALF OF THE BOARD


/S/ RICHARD W. HUGHES
------------------------------
Richard W. Hughes
President

FURTHER    INFORMATION   CAN   BE   FOUND   ON   THE   COMPANY'S    WEBSITE   AT
www.amadorgoldcorp.com

  The TSX-Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

                                                                      DOCUMENT 4

                             MATERIAL CHANGE REPORT

TO:               British Columbia Securities Commission
                  Alberta Securities Commission

ITEM 1.           NAME AND ADDRESS OF COMPANY

                  Amador Gold Corp.
                  711 - 675 West Hastings Street
                  Vancouver, British Columbia
                  V6B 1N2

ITEM 2.           DATE OF MATERIAL CHANGE:

                  February 28, 2006

ITEM 3.           NEWS RELEASE

                  The  press   release  was  issued  on  February  28,  2006  in
                  Vancouver, Canada.

ITEM 4.           SUMMARY OF MATERIAL CHANGE

                  The Company announced the acquisition of four properties which together comprise the Horwood Property.

ITEM. 5           FULL DESCRIPTION OF MATERIAL CHANGE

                  The Company announced it has assembled a large land package of over 10,920 acres in the Horwood Lake area of Ontario, approximately 30 miles southwest of Timmins, by optioning from various vendors the following 4 properties, Horwood Gold, Horwood Gold 2, Labbe and Ross-Windsor properties. These properties cover the main part of the Horwood Lake peninsula. Their amalgamation as the "Horwood Property" represents the first time the area will be explored systematically by one company.

                  Consideration consists of the following:

                           HORWOOD GOLD - $50,000 payable over two years, 200,000 shares payable over two years and a 3% net smelter return, of which two-thirds may be purchased for $1,000,000;

                           HORWOOD GOLD 2 - $6,000 payable immediately and a 2% net smelter return, of which half may be purchased for $500,000;

                           LABBE - $30,000 payable over two years, 200,000 shares payable over two years and a 3% net smelter return, of which two-thirds may be purchased for $1,000,000; and

                           ROSS WINDSOR - $35,000 payable over three years, 175,000 shares payable over three years, a work commitment of $20,000 over three years and a 3% net smelter return, of which two-thirds may be purchased for $1,000,000.

                  The Horwood Property possesses significant exploration potential to host economic gold mineralization within both altered carbonate-silica-pyrite rich zones in porphyritic phases of the Horwood Peninsula Pluton (HPP), and quartz veins located close to the HPP in footwall mafic volcanic flows. Drilling within the HPP by past operators suggests that gold mineralization may be linked to bleached mineralized quartz carbonate veins. The actual orientations of the vein systems have yet to be defined or thoroughly investigated. Such is the case for the Labbe occurrence where 3 seperate mineralized pyritic zones occur within quartz carbonate vein stockworks hosted by sheared bleached and silicified granodiorite. (a recent grab sample of the Labbe #3 occurrence returned a value of 10.30 g/t Au).

                  In 1995, drilling by Haddington Resources Ltd. to the north of the Labbe occurence intersected a 2.65 m zone containing semi-massive bands and blebs of copper and zinc sulphide mineralization in altered mafic to intermediate metavolcanics hosting feldspar porphyry dikes. A vertical drill hole testing the up-dip projection of an earlier drill intersection of
                  0.042  oz/t Au over 1.0  meter  intersected  0.34 oz/t Au over
                  1.45 meters. A Mise A La Masse survey suggests that the gold/sulphide zone trends in an easterly direction parallel to the local metavolcanic stratigraphy for at least 220 meters and the strike extensions have yet to be drill tested. Two grab samples taken from a trench near these drill holes returned values of 3.33 g/t Au and 3.02 g/t Au. These occurrences suggest that gold mineralization occurs within a variety of environments that are structurally controlled.

                  Amador plans to first compile all historical data, then outline existing and new mineralized zones through mapping, geophysics, geochemistry and surface sampling for follow-up by trenching or drilling.

ITEM 6.           RELIANCE ON  SUBSECTION  7.1(2) OR (3) OF NATIONAL  INSTRUMENT
                  51-102

                  Not   applicable.   This  report  is  not  being  filed  on  a
                  confidential basis.

ITEM 7.           OMITTED INFORMATION

                  Not applicable.

ITEM 8.           EXECUTIVE OFFICER

                  Richard Hughes
                  President
                  Telephone:        (604) 685-2222

ITEM 9.           DATE OF REPORT

                  Dated  at  Vancouver,   British  Columbia  this  28th  day  of
                  February, 2006.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                AMADOR GOLD CORP.
                                (Registrant)


Date:    February 28, 2006      BY:  /S/ BEVERLY J. BULLOCK
                                ------------------------------------------------
                                         Beverly J. Bullock, Corporate Secretary